EXHIBIT 99.3

Item 3.  Quantitative and Qualitative Disclosures about Market Risk

There have been no material changes in the Company’s market risk since December 31, 2006. For information regarding the Company’s market risk, refer to “Management’s Discussion and Analysis” in Amendment No. 2 to the Company’s Form F-4 filed on May 17, 2007.